Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

August 4, 2008

Via Facsimile: (202) 772-9217 and Regular US Mail

Mail Stop 6010

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:  Suzanne Hayes

Re:	Znomics, Inc. Amendment No. 4 to Registration Statement on Form S-1/A Filed July 25, 2008 File No. 333-148220
We write on behalf of Znomics, Inc., (the “Company”) in response to Staff’s letter of August 4, 2008, by Jeffrey P. Rideler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed July 25, 2008, (the Comment Letter”).  On behalf of the Company, we are providing this response.  The factual information provided herein relating to the Company has been made available to us but the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 5 to Form S-1/A

Item 27. Exhibits

sale of mutant fish lines and services, page 42

1.           We note that footnote 3 to the Exhibit Index indicates that the Research and License agreement between you and Merek is incorporated by reference from your Form 10-KSB filed on February 27, 2008.  Please amend this footnote to state that this agreement is incorporated by reference from your Form 10-K-/A filed on July 25, 2008, in which the unredacted version of this Exhibit is included.

In response to this comment, the Company has amended the footnote.

2.
Please refer to Exhibit 23.2.  The audit opinion for Pacific Syndicated Resources is dated August 17, 2007.  However, the consent refers to an audit opinion for Pacific Syndicated Resources dated April 17, 2007.  The audit opinion date on the consent precedes the financial statement year end date of May 31, 2007 and is inconsistent with the date of the audit opinion.  Please revise your consent and amend your registration statement.

In response to this comment, the company’s auditors have revised their consent.

If you have any questions regarding this comment letter, please feel free to contact me at (702) 312-6255.  Thank you.

Sincerely,

CANE CLARK LLP

/s/ Scott Doney
Scott Doney, Esq.